PULTEGROUP FOUNDER COMMENTS ON SHAREHOLDER VICTORIES AT PULTEGROUP

Focus now turns to growth, but pleased with initial progress and Board Improvements following Elliott Management involvement with PulteGroup

Over $1,300,000,000 of value created for shareholders since my involvement

Dear Fellow PulteGroup Shareholders:

While it is unfortunate that it took my actions - and one of the world's leading activists – to drive value at PulteGroup (NYSE: PHM) over the last several months, I am encouraged by the initial shareholder victories that were announced today, and I look forward to ensuring PulteGroup's management and Board remain focused on growth of the business as well as accountable to all shareholders for the benefit of the long term viability of our company.

While much work remains to be done in order for a successful outcome, the Board appears to be taking the first steps towards enacting change and addressing the protracted poor share price performance. While I wish we could have avoided an unnecessary public dispute, I am pleased that my direct involvement was the catalyst for significant positive change, including an accelerated CEO transition, a refreshed Board of Directors with new home building experience and operational expertise, better utilization of the balance sheet, a less aggressive land purchase strategy, and a commitment to reverse the negative and persistent trends in SG&A.

There is work to be done, as evidenced by our competitor, DR Horton's, earnings results this morning. For example, year over year for the quarter, PulteGroup only earned an incremental $22 million of pretax earnings despite an increase of $520 million of revenue; on the other hand, DR Horton made double the incremental earnings of $45 million on only $281 million of additional revenue year over year for the quarter. Poor operating trends like these tell me there is much to be desired in the operating performance of PulteGroup, where SG&A was up an astonishing $62 million for the quarter, year over year. The Company has said that operating leverage will come with increasing volumes, and I hope that the Company can start to deliver on those statements.

I believe that the significant cost problems at PulteGroup are related to its often semi-custom approach in a production environment. While I will provide more commentary on this subject at a later date, I am convinced that the Company's current floor plans and lack of attention to each buyer group is hurting profitability. If PulteGroup wants to be a very profitable builder, it has to start to realize operating efficiencies. I learned many of these mistakes in the 1960s and never repeated it again.

Given the positive change that we have driven at the company over the last four months, I am hopeful that the PulteGroup Board's willingness to listen to shareholders will continue to create value for all stakeholders.

To summarize the progress made since my involvement on April 4, 2016:

Before my involvement:	After my involvement:
1) Poor shareholder return	1) Stock price increased from $17.21 to $21.10, over $1.3B of value increase
2) Excessive land buying at wrong time in cycle	2) Commitment by PulteGroup to slow land spend
3) No Board experience in homebuilding	3) 3 new Board members – 1 homebuilding
4) Poor utilization of balance sheet	4) Large share buyback for shareholders
5) Increasing and bloated SG&A	5) Commitment by PulteGroup to reduce SG&A
6) Lack of transparency around next CEO	6) 2 new directors for CEO search process

After these initial victories for fellow shareholders, I continue to see opportunities for improvement at PulteGroup in the following 5 areas:

1. **Selection of a veteran CEO in a truly fair and expeditious process.** As I indicated in response to the Board's request for my CEO candidates, it is critical that the process be expeditious and truly fair. There is no reason for the CEO process to go beyond July 31, 2016 as I have previously indicated, and I hope that the new board members on the search committee will take seriously the criteria that I previously laid out.

2. **In a recovering housing market, revenue growth and volume growth is critical to creating more value for shareholders.** Share buy-backs alone will not be successful without meaningful growth at PulteGroup. It is incumbent upon the Board and the next CEO to grow PulteGroup in order to sustain the level of share price appreciation it desires. Shareholders deserve a more expeditious CEO search process in order to understand how much growth will occur at this critical time in the cycle.

3. **Reduction of land inventory through accelerated development and disposition of existing land holdings from PulteGroup's incredibly large land bank.** With its large land position, it is critical that PulteGroup takes full advantage of current market conditions to create value from this land.

4. **More board seats for executives with land and homebuilding experience**. While it is positive news that 3 non-management Board members have been added, the number of non-management homebuilding directors is now 1 out of 12. PulteGroup deserves more industry talent at the Board level.

5. **Solid operational execution and retention of key talent.** I am saddened to hear of recent departures at PulteGroup and hope that any reduction of SG&A does not hurt the company's operations or key employees.

I am pleased by the developments announced today and look forward to continuing to ensure management and the Board remain responsive to all of the company's shareholders in an effort to drive value.

William J. Pulte

Founder & Largest Shareholder

July 21, 2016